Exhibit 99.1

iOThree Limited

140 Paya Lebar Road #07-02

AZ @ Paya Lebar, Singapore 409015

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on October 10, 2025

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of iOThree Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on Friday, October 10, 2025, at 10:00 a.m., local time, at 161 Kallang Way, #07-01 and #07-08, Singapore 349247 to consider and if thought fit, to pass with or without amendment the following resolution:

ORDINARY RESOLUTION

THAT:-

1.	the authorized share capital of the Company be increased from US$500,000.00 divided into 80,000,000 ordinary shares of a par value of US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each (the “Ordinary Shares”), (ii) 90,000,000 class A shares of a par value of US$0.00625 each (the “Class A Shares”), and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each (the “Capital Restructuring”); following the Capital Restructuring and subject to the adoption of the ARM&A (as defined below), the 14,282,400 issued Ordinary Shares registered in the name of iO3 Strategic Investments Limited be redesignated as 14,282,400 issued Class A Shares and the 4,927,200 issued Ordinary Shares registered in the name of All Wealthy International Limited be redesignated as 4,927,200 issued Class A Shares, in each case with immediate effect and having the rights and subject to the restrictions set out in the ARM&A (the “Share Redesignation”) (the “Proposal 1”).

2.	a share consolidation of the Company’s issued and unissued shares par value US$0.00625 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 365 calendar days after the date of passing of these resolutions (the “Share Consolidation”). In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Proposal 2”).

SPECIAL RESOLUTION

THAT:-

3.	the second amended and restated memorandum and articles of association (the “ARM&A”), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached hereto as Annex A, be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with immediate effect (the “Proposal 3”).

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within such 365-day period, the Share Consolidation would not proceed and will be abandoned.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed 5:00 p.m., New York time on September 11, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjourned or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet. You may revoke your vote by submitting a subsequent vote over the internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Eng Chye Koh
September 15, 2025	Eng Chye Koh Chairman of the Board and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON OCTOBER 10, 2025

This Notice and Proxy Statement are also available online at

www.proxyvote.com

i

iOThree Limited

140 Paya Lebar Road #07-02

AZ @ Paya Lebar, Singapore 409015

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of iOThree Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on Friday, October 10, 2025, at 10:00 a.m., local time, at 161 Kallang Way, #07-01 and #07-08, Singapore 349247.

We will send or make these proxy materials available to shareholders on or about September 15, 2025.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

 ORDINARY RESOLUTION

THAT:-

1.	the authorized share capital of the Company be increased from US$500,000.00 divided into 80,000,000 ordinary shares of a par value of US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each (the “Ordinary Shares”), (ii) 90,000,000 class A shares of a par value of US$0.00625 each (the “Class A Shares”), and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each (the “Capital Restructuring”); following the Capital Restructuring and subject to the adoption of the ARM&A (as defined below), the 14,282,400 issued Ordinary Shares registered in the name of iO3 Strategic Investments Limited be redesignated as 14,282,400 issued Class A Shares and the 4,927,200 issued Ordinary Shares registered in the name of All Wealthy International Limited be redesignated as 4,927,200 issued Class A Shares, in each case with immediate effect and having the rights and subject to the restrictions set out in the ARM&A (the “Share Redesignation”) (the “Proposal 1”).

2.	a share consolidation of the Company’s issued and unissued shares par value US$0.00625 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 365 calendar days after the date of passing of these resolutions (the “Share Consolidation”). In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Proposal 2”).

SPECIAL RESOLUTION

THAT:-

3.	the second amended and restated memorandum and articles of association (the “ARM&A”), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached hereto as Annex A, be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with immediate effect (the “Proposal 3”).

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within such 365-day period, the Share Consolidation would not proceed and will be abandoned.

The Board recommends a vote FOR each of Proposals 1 2, and 3.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our shares, as of 5:00 p.m., New York time on September 11, 2025 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid Ordinary Share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote by Internet before the Extraordinary Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if one or more shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the shares of the Company then in issue are present, either in person or by proxy. If you submit a proxy, even though you abstain as to the Proposals, or you are present in person at the Extraordinary Meeting, your shares shall be counted for the purpose of determining if a quorum is present. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Broker non-votes and abstentions will not be taken into account in determining the outcome of the Proposals.

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Votes Required

How many votes are required to approve the Proposals?

Assuming a quorum as referenced above is reached,

•	For Proposal 1—the Ordinary Resolution to approve Proposal 1 shall be approved if it has been passed by a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting .

•	For Proposal 2—the Ordinary Resolution to approve Proposal 2 shall be approved if it has been passed by a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

•	For Proposal 3—the Special Resolution to approve Proposal 3 shall be approved if it has been passed by two-thirds of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Mere attendance at the meeting will not revoke a proxy. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

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Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1 – CAPITAL RESTRUCTURING AND SHARE REDESIGNATION

Purpose of Capital Restructuring and Share Redesignation

The Board believes that the Capital Restructuring and Share Redesignation are necessary and in the best interests of the Company and its shareholders for several reasons. First, increasing the authorized share capital and creating differentiated share classes, including Ordinary Shares, Class A Shares, and Preferred Shares, will provide the Company with the flexibility to pursue future equity offerings, strategic investments, acquisitions, and employee incentive arrangements. This structure allows the Company to tailor voting, dividend, or other rights to meet the needs of strategic investors and to facilitate capital raising and other corporate transactions efficiently. The Capital Restructuring and Share Redesignation are part of a broader strategy to support compliance with The Nasdaq Stock Market LLC (“Nasdaq”)’s requirements and to enhance the Company’s ability to respond to market conditions.

The proposed capital structure is also consistent with market practice among similarly situated companies and positions the Company to respond effectively to market opportunities. The redesignation of existing shares ensures that the initial Class A Share capital is fully issued and outstanding upon adoption of the ARM&A, avoiding the cost and administrative burden of subsequent share issuances while preserving the proportional equity interests of all shareholders.

In evaluating the Capital Restructuring and Share Redesignation, the Board considered potential negative factors, including the perception of such actions by investors and the possible impact on share price and liquidity. However, the Board determined that the benefits of maintaining Nasdaq listing, increasing corporate flexibility, and aligning with market practice outweigh these risks and are in the best interests of the Company and its shareholders.

Effects of the Capital Restructuring and Share Redesignation

Other than the redesignations described above, Proposal 1 will not increase the number of issued and outstanding shares of the Company. The Company will have 774,350,000 authorized but unissued shares, comprising 693,559,600 Ordinary Shares, 70,790,400 Class A Shares, and 10,000,000 Preferred Shares, available for future issuance at the discretion of the Board, subject to applicable law and the ARM&A. Because no new shares are being issued in connection with Proposal 1, existing shareholders will not experience any immediate dilution of their economic interests. However, future issuances of authorized shares could result in dilution, and any such issuances will be subject to the fiduciary duties of the Board and, where applicable, further shareholder approval.

Following the Capital Restructuring and subject to the adoption of the ARM&A, 14,282,400 Ordinary Shares held by iO3 Strategic Investments Limited and 4,927,200 Ordinary Shares held by All Wealthy International Limited will be redesignated as Class A Shares. Both entities are controlled by the Company’s founders, including our Chief Executive Officer and Chairman, Mr. Eng Chye Koh. The redesignation will not increase the total number of issued shares or dilute other shareholders’ economic interests.

The key effect of this redesignation is on voting power. Under the ARM&A, each Class A Share will carry 50 votes per share, compared to one vote per Ordinary Share. As a result, the 19,209,600 Class A Shares controlled by Mr. Eng Chye Koh and other founders will collectively represent 960,480,000 votes, significantly increasing their aggregate voting power relative to their economic ownership. This enhanced voting power will allow the Company’s founders to exercise greater influence over shareholder decisions, including the election of directors and approval of major corporate actions.

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Procedure for Implementing the Capital Restructuring and Share Redesignation

If Proposal 1 is approved by shareholders at the Extraordinary Meeting and the adoption of the ARM&A is also approved under Proposal 3, the Capital Restructuring and Share Redesignation will become effective immediately upon approval of Proposal 1 and Proposal 3. The Company will promptly update its statutory records and registers to reflect the new authorized share capital and the redesignation of the relevant issued shares. Shareholders are not required to take any action or exchange their share certificates as a result of the Capital Restructuring or Share Redesignation. The Company will notify shareholders of the effectiveness of these changes through a public filing and, if necessary, through communications from the Company’s transfer agent. The Board and the Company’s officers will be authorized to take all such actions and make all such filings as may be necessary or advisable to effect and record the Capital Restructuring and Share Redesignation, including any notifications to regulatory authorities, Nasdaq, and the Company’s transfer agent.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSAL 1.

PROPOSAL 2 – SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s Ordinary Shares are listed on Nasdaq under the trading symbol of “IOTR.” In order for the Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). According to Nasdaq Rule 5810(c)(3)(A), a failure to meet the continued listing requirement for minimum bid price is determined to exist if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the company will be notified by Nasdaq and will have a period of 180 calendar days from such notification to regain compliance.

On June 3, 2025, the Company received a written notification letter from Nasdaq, notifying the Company that it was not in compliance with the Bid Price Rule and was provided 180 calendar days, or until December 1, 2025, to regain compliance.

The Board believes that the delisting of the Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in increase in the volatility of the trading price of the Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could cause a loss of confidence among corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

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The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

The Board has requested that shareholders approve a consolidation ratio range, as opposed to approval of a specified ratio, in order to give the Board maximum discretion and flexibility to determine the consolidation ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the share consolidation.

To enhance the Company’s ability to regain compliance with the Bid Price Rule and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the Ordinary Shares to meet the Bid Price Rule if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within the Range to be determined by the Board in its sole discretion within 365 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 365-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of the Proposal 2, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fraction shares, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized shares, will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-twenty (20), accompanied by a corresponding increase in the par value of the shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board. Accordingly, the number of unissued shares will be reduced at the same ratio.

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Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares at the ratio between one (1)-for-two (2) and one (1)-for-twenty (20), accompanied by a corresponding increase in the par value of the shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Broadridge Corporate Issuer Solutions, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSAL 2.

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PROPOSAL 3 – ADOPTING ARM&A

Background and Purpose of the ARM&A

The Company’s existing constitutional documents were adopted when we listed on the Nasdaq. Since that time, the Board has undertaken a comprehensive review of our share capital structure and corporate governance framework in light of: (1) the Company’s strategic growth plans; (2) the requirement to maintain the Company’s listing on Nasdaq, including continued compliance with Nasdaq rules; and (3) the current market practice for Cayman Islands-incorporated, Nasdaq-listed issuers.

Following this review, the Board determined that certain amendments are desirable to provide the Company with greater flexibility in raising capital, streamline the share capital structure, and modernize our constitutional documents to reflect current Cayman Islands law and international best practice. The ARM&A reflects an increase in authorized share capital from US$500,000 divided into 80,000,000 ordinary shares of US$0.00625 par value each, to US$5,000,000 divided into 800,000,000 shares of the same par value. This new structure comprises Ordinary Shares, Class A Shares, and Preferred Shares. The introduction of Class A Shares is intended to provide identical economic rights to the Ordinary Shares but with enhanced voting rights on certain matters, supporting long-term strategic investors while maintaining alignment with public shareholders. The ARM&A also establishes Preferred Shares, which may be issued in one or more series with such rights, preferences, privileges, and restrictions as the Board may determine, including dividend rights, voting rights, conversion rights, and rights upon liquidation or redemption. This provides the Company with additional flexibility for future financing or strategic transactions. Upon adoption of the ARM&A, the issued Ordinary Shares held by iO3 Strategic Investments Limited and All Wealthy International Limited will be redesignated as Class A Shares.

The adoption of the ARM&A is a necessary prerequisite to implementing the Capital Restructuring and Share Redesignation described in Proposal 1. If Proposal 3 is not approved, the Capital Restructuring and Share Redesignation cannot be effected in the manner contemplated, and the Company will continue to operate under its existing constitutional documents.

The ARM&A introduces several material differences from the existing memorandum and articles. The authorized share capital is increased and re-categorized to include Ordinary Shares, Class A Shares, and Preferred Shares. The new share classes are accompanied by detailed provisions regarding dividend rights, voting rights, conversion rights where applicable, and transfer restrictions. The Board’s authority to issue Preferred Shares and determine their rights is clarified, allowing the Board to set the terms of any series of Preferred Shares without further shareholder approval, subject to the Companies Act of the Cayman Islands and Nasdaq rules.

A complete copy of the ARM&A attached hereto as Annex A is also available for inspection at the Company’s registered office and will be furnished without charge to any shareholder upon written request. Shareholders are encouraged to read the ARM&A in its entirety.

Vote Required

Assuming that a quorum is present, the affirmative vote of two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 3.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSAL 3.

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OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Broadridge Corporate Issuer Solutions, LLC. Its address is 51 Mercedes Way Edgewood, NY 11717, and its telephone number is +1 215-553-5415.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

September 15, 2025	By Order of the Board of Directors

/s/ Eng Chye Koh
Eng Chye Koh Chief Executive Officer

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Annex A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

iOThree Limited

(adopted by a Special Resolution passed on ~~April 8, 2025~~[date] ~~and effective immediately prior to the~~
~~completion of the initial public offering of the Company’s Ordinary Shares~~)

1.	The name of the Company is iOThree Limited.

2.	The Registered Office of the Company will be situated at offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorised share capital of the Company is US$5,000,000.00 divided into 800,000,000 ordinary shares of a ~~nominal or~~ par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each, (ii) 90,000,000 class A shares of a par value of US$0.00625 each and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

iOThree Limited

(adopted by a Special Resolution passed on ~~April 8, 2025~~[date] ~~and effective immediately prior to the completion of the initial public offering of the Company’s Ordinary Shares~~)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, whether by blood, marriage or adoption, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Share”	means a class A share in the capital of the Company of US$0.00625 par value and having the rights provided for under these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means iOThree Limited, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of the Ordinary Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	Means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Eligible Class A Holder”	means (i) an incumbent Director, (ii) an incumbent executive officer, (iii) an incumbent holder of existing Shares or (iv) a company wholly owned by such Director, executive officer or holder of existing Shares;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles); or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means an ordinary share in the capital of the Company of US$0.00625 ~~nominal or~~ par value and having the rights provided for under these Articles;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Permitted Transferee”	means (i) any Eligible Class A Holders, (ii) in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (X) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (Y) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Present"	means in respect of any Person, such Person's presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company and includes an Ordinary Share and a Class A Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a) passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot, or otherwise dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine,

~~(c)~~	provided that Class A Shares may only be allotted and issued to an Eligible Class A Holder, at such times and on such terms, for such consideration, and subject to such conditions as the Directors, in their absolute discretion, may think fit. Directors and executive officers shall be natural persons as disclosed in the Company’s filings with the Securities and Exchange Commission.

9.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17~~12~~, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

ORDINARY SHARES AND CLASS A SHARES

12.	Subject to Article 17, holders of Ordinary Shares and Class A Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. Each Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class A Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.

13.	Each fully paid Class A Share is convertible into one (1) fully paid Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class A Share delivering a written notice to the Company that such holder elects to convert a specified number of Class A Shares into Ordinary Shares. Save for the re-designation of Ordinary Shares into Class A Shares pursuant to the Ordinary Resolution passed on the date of adoption of these Articles, in no event shall Ordinary Shares be re-designated and/or convertible into Class A Shares.

14.	Any conversion of Class A Shares into Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class A Share as an Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class A Shares as Ordinary Shares.

15.	Upon (i) any sale, transfer, assignment or disposition of any Class A Share by a Shareholder to any person who is not a Permitted Transferee, or (ii) the holders of Class A Shares in aggregate beneficially owning less than 1% of the total issued and outstanding Class A Shares as of the date of adoption of these Articles, such Class A Share shall be automatically and immediately converted into the same number of Ordinary Share. For the avoidance of doubt, (X) where a sale, transfer, assignment or disposition involves a change to the legal title to Class A Shares, it shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register, and where a sale, transfer, assignment or disposition involves a change to the ultimate beneficial ownership or there is otherwise no change to the legal title to Class A Shares, it shall be deemed effective at the time of the change, as determined in good faith by the Directors in their sole discretion, (Y) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class A Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class A Shares, in which case all the related Class A Shares shall be automatically converted into the same number of Ordinary Shares, and (Z) unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the Directors in their sole discretion, any Class A Shares that he/she/it purports to transfer shall automatically be converted into Ordinary Shares immediately prior to the consummation of such transfer, and the Directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

~~11.~~16.	Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Ordinary Shares and the Class A Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

~~12.~~17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued Shares of that Class or with the sanction of an Ordinary Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in ~~nominal or~~ par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

~~13.~~18.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

~~14.~~19.	A Member may only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

~~15.~~20.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

~~16.~~21.	No certificate shall be issued representing shares of more than one class.

~~17.~~22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

~~18.~~23.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~19.~~24.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to ~~nominal or~~ par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~20.~~25.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

~~21.~~26.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~22.~~27.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~23.~~28.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~24.~~29.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

~~25.~~30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~26.~~31.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~27.~~32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~28.~~33.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~29.~~34.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~30.~~35.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~31.~~36.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~32.~~37.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~33.~~38.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~34.~~39.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~35.~~40.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~36.~~41.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~37.~~42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~38.~~43.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

~~39.~~44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

~~40.~~45.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

~~41.~~46.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~42.~~47.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

~~43.~~48.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~44.~~49.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~45.~~50.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~46.~~51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine.

~~47.~~52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks appropriate;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~48.~~53.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

~~49.~~54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~50.~~55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~51.~~56.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~52.~~57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~53.~~58.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

~~54.~~59.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

~~55.~~60.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

~~56.~~61.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.

~~57.~~(a)	~~(a)~~ The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

63.

~~58.~~(a)	~~(a)~~ The Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~59.~~64.	At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

~~60.~~65.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~61.~~66.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present, shall be a quorum for all purposes.

~~62.~~67.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~63.~~68.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~64.~~69.	The Chairman, if any, shall preside as chairman at every general meeting of the Company.

~~65.~~70.	If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~66.~~71.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~67.~~72.	The chairman of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~68.~~73.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

~~69.~~74.	At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

~~70.~~75.	A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

~~71.~~76.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

~~72.~~77.	A poll shall be taken forthwith or at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

~~73.~~78.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one (1) vote for each Ordinary Share and fifty (50) votes for each Class A Share of which he or the Person represented by proxy is the holder.

~~74.~~79.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~75.~~80.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~76.~~81.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~77.~~82.	On a poll votes may be given either personally or by proxy.

~~78.~~83.	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a poll. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

~~79.~~84.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~80.~~85.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~81.~~86.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~82.~~87.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~83.~~88.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

89.

~~84.~~(a)	~~(a)~~ Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of them to be the chairman of the meeting.

(c)	The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the Company may by Ordinary Resolution, appoint any person to be a Director.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

(f)	A Director may be removed from office by the affirmative vote of two-thirds (2/3) of the Directors then in office (except with regard to the removal of the Chairman, who may be removed from office by the affirmative vote of all Directors), or by Ordinary Resolution (except with regard to the removal of the Chairman, who may be removed from office by Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(g)	A vacancy on the Board created by the removal of a Director under the previous clause may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

~~85.~~90.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

~~86.~~91.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

~~87.~~92.	The remuneration of the Directors may be determined by the Directors.

~~88.~~93.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

~~89.~~94.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

~~90.~~95.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

~~91.~~96.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~92.~~97.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of them to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~93.~~98.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

~~94.~~99.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~95.~~100.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~96.~~101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~97.~~102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~98.~~103.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~99.~~104.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~100.~~105.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~101.~~106.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~102.~~107.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~103.~~108.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~104.~~109.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~105.~~110.	The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~106.~~111.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~107.~~112.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~108.~~113.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~109.~~114.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~110.~~115.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

~~111.~~116.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~112.~~117.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~113.~~118.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~114.~~119.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~115.~~120.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of them to be chairman of the meeting.

~~116.~~121.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~117.~~122.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~118.~~123.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

~~119.~~124.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~120.~~125.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~121.~~126.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~122.~~127.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~123.~~128.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~124.~~129.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~125.~~130.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~126.~~131.	No dividend shall bear interest against the Company.

~~127.~~132.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~128.~~133.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~129.~~134.	The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~130.~~135.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Special Resolution.

~~131.~~136.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~132.~~137.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

~~133.~~138.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~134.~~139.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~135.~~140.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

~~136.~~141.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~137.~~142.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~138.~~143.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~139.~~144.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~140.~~145.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~141.~~146.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

~~142.~~147.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~143.~~148.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~144.~~149.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~145.~~150.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~146.~~151.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~147.~~152.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

~~148.~~153.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~149.~~154.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~150.~~155.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on March 31st in each calendar year and shall begin on April 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~151.~~156.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

~~152.~~157.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to Article 15~~3~~8, determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~153.~~158.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~154.~~159.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~155.~~160.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

~~156.~~161.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~157.~~162.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~158.~~163.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~159.~~164.	The Directors, or any service providers (including the officers, the Secretary and the Registered Office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

~~160.~~165.	For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

~~161.~~166.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring the Ordinary Shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.